Edward H. Weaver Direct Dial: (801) 574-2624 Fax: (801) 532-3370
eweaver@fabianvancott.com

  February 20, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nestbuilder.com Corp.
Registration Statement on Form 10-12G Filed December 22, 2017 File No. 000-55875

Dear Mr. Fischer:

On behalf of our client, Nestbuilder.com Corp., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Thomas Grbelja, the Company’s Chief Financial Officer, dated January 18, 2018, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Joseph Cascarano, Robert Littlepage, Kathleen Krebs and you.

The numbered paragraphs in bold below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form 10-12G Filed December 22, 2017

Overview of the Separation, page 4

1. We note that in connection with the spin-off, Mr. Bhatnagar has agreed to sell to you the shares of Nestbuilder common stock he and his affiliates receive in exchange for a nominal purchase price. It appears that the spin-off therefore potentially fundamentally alters the ownership interests of the common stockholders. Please provide an analysis regarding whether the spin-off is a sale under Section 2(a)(3) of the Securities Act of 1933. Alternatively, please register the transaction under the Securities Act.

The Company respectfully submits that the distribution of the Company’s common stock (the “Distribution”) to the shareholders of Realbiz Media Group, Inc. (“Realbiz”) does not require registration of such securities under the Securities Act of 1933, as amended (the “Securities Act”).

Paul Fischer

U.S. Securities and Exchange Commission

February 20, 2018

The Company believes the Distribution should not be viewed as constituting an “offer to sell” or “sale” of securities within the meaning of Section 2(3) of the Securities Act and, accordingly, registration of the Company’s common stock under the Securities Act is not required. Staff Legal Bulletin No. 4 (September 16, 1997) (the “Bulletin”) confirms that registration of shares distributed in a spin-off is not required under the Securities Act where:

(a)	the parent shareholders do not provide consideration for the spun-off shares;

(b)	the spin-off is pro-rata to the parent shareholders;

(c)	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

(d)	the parent has a valid business purpose for the spin-off; and

(e)	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

(a) The Company’s Common Stock Will Be Issued for No Additional Consideration.

None of RealBiz’s shareholders will provide any consideration to RealBiz to receive the common stock of the Company pursuant to the Distribution. RealBiz’s shareholders will receive the Company’s common stock as a dividend by virtue of their ownership of shares of RealBiz common stock. Accordingly, the Distribution will not constitute a “sale” or “offer for sale” as such terms are defined in Section 2(a)(3) the Securities Act.

(b) The Distribution Will Be Pro Rata.

RealBiz will distribute the common stock of the Company to RealBiz’s shareholders as a dividend in accordance with such shareholders’ respective ownership of RealBiz common stock. Therefore, immediately following the Distribution, RealBiz’s shareholders will have the same proportionate interest in RealBiz and the Company.

With regard to the issue raised by the Staff concerning Mr. Bhatnagar’s sale to the Company of the shares of the Company’s common stock which he receives in the Distribution, the Company believes such sale, as currently contemplated, does not affect the pro rata nature of the Distribution. Pursuant to a Judgment entered September 26, 2017, in The Circuit Court for Montgomery County, Maryland, Case No. 431801-V (the “Judgment”), Anshu Bhatnagar was ordered to “[s]ell back to the issuing entity for nominal consideration all shares of the spun-off entity that he receives in connection with the spin-off transaction…” On October 27, 2017, the Company, RealBiz, Alex Aliksanyan, and Anshu Bhatnagar entered into that certain Contribution and Spin-Off Agreement dated as of October 27, 2017 (the “Spin-Off Agreement”), pursuant to which Mr. Bhatnagar agreed to sell to the Company the shares of the Company’s common stock that he and his affiliates receive in the Distribution, within 10 days of their receipt of such shares, in exchange for a nominal purchase price. In response to the Staff’s comment above, on January 29, 2018, the Company, RealBiz, Alex Aliksanyan, and Anshu Bhatnagar entered into that certain First Amendment to Contribution and Spin-Off Agreement dated as of January 29, 2018 (the “First Amendment”), whereby the Spin-Off Agreement was amended so that Mr. Bhatnagar is required to sell the shares he receives in the Distribution only upon delivery of written notice by the Company to Mr. Bhatnagar requesting such sale. The notice cannot be given less than 60 days after the Distribution. As a result of the amendment, Mr. Bhatnagar’s contractual obligation to sell the shares to the Company may arise at any time after the sixty day waiting period or never at all. The Company may or may not elect to exercise its right to require Mr. Bhatnagar to sell his shares to the Company.

Paul Fischer

U.S. Securities and Exchange Commission

February 20, 2018

Based on the foregoing, neither the Judgment nor the Spin-Off Agreement requires Mr. Bhatnagar to sell any shares to the Company at or about the time of the Distribution. Therefore, the pro rata nature of the Distribution is preserved. Immediately following the Distribution, RealBiz’s shareholders will have the same proportionate interest in RealBiz and the Company.

(c) RealBiz Has Provided Adequate Information Regarding the Distribution.

As the Staff indicated in Section 4(B)(3) of the Bulletin, whether the parent provides adequate information about the spin-off and the subsidiary to its securityholders depends on whether the subsidiary is a reporting company under the Exchange Act or a non-reporting company before and after the spin-off. If the subsidiary is a non-reporting company, the parent provides adequate information if, by the date it spins-off the securities:

(a)	it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and

(b)	the subsidiary registers the spun-off securities under the Exchange Act.

RealBiz is a reporting company, and the Company, a wholly-owned subsidiary of RealBiz, is a non-reporting company. The Company has filed the Registration Statement with the Commission to register its securities pursuant to Section 12(g) of the Exchange Act. Further, a preliminary information statement was filed as part of the Registration Statement. RealBiz intends to deliver the definitive information statement to its shareholders by the date it spins-off shares of the Company. Therefore, RealBiz and the Company are providing adequate information regarding the Distribution in compliance with Section 4(B)(3)(a) of the Bulletin.

(d) There is a Valid Business Purpose for the Distribution.

The Distribution to RealBiz’s shareholders is motivated by a valid business purpose rather than by a desire to evade the registration requirements of the securities laws. First, the Company and RealBiz believe that the spin-off is in the best interest of RealBiz and its stockholders because the spin-off is expected to result in two separate public companies with sharpened strategic visions and distinct business models. Following completion of the spin-off, each company will have the flexibility to focus on and pursue independent strategic and financial plans consistent with each company’s areas of expertise and market opportunities, allowing the management of each company to best accomplish its specific business and operational goals. Second, the Company believes its digital media and marketing services business and RealBiz’s international food business have distinct free cash flow generation profiles as well as differing capital allocation strategies to support growth. After the spin-off, each company should be able to allocate capital and make investments as its management elects in order to grow its business. Third, the Company’s digital media and marketing services business and RealBiz’s international food business currently compete for management attention and resources. The spin-off is expected to allow both RealBiz and our Company to be managed more efficiently as separate entities in accordance with the characteristics and requirements of each business. Fourth, the spin-off is expected to enable RealBiz and the Company to align recruiting, retention and equity-based incentive plans with each company’s specific operating and stock price performance. Finally, after the spin-off, investors will have the choice to invest in either or both companies. The management of each company should be able to establish goals, implement business strategies and evaluate growth opportunities in light of investor expectations specific to that company’s respective business, without undue consideration of investor expectations for the other business. As a result, there is clearly neither a desire nor an intention to evade the requirements of U.S. securities laws, and the proposed Distribution satisfies the valid business purpose test.

Paul Fischer

U.S. Securities and Exchange Commission

February 20, 2018

(e) The “Restricted Securities” Requirement Is Not Applicable to the Distribution

RealBiz formed the Company prior to the Distribution, and did not acquire the Company from a third-party. As indicated in Section 5 of the Bulletin, the two-year holding period is not applicable to a situation where the parent formed the subsidiary being spun-off.

Based on the discussion above, the Company believes that the Distribution satisfies all five of the Staff’s requirements relating to spin-offs as outlined in the Bulletin: (1) RealBiz’s shareholders will not provide consideration for the Distribution; (2) the Distribution will be pro-rata to RealBiz’s shareholders; (3) a valid business purpose exists for the Distribution; (4) RealBiz has provided adequate information regarding the Distribution and the Company; and (5) because RealBiz formed the Company prior to the Distribution, the two-year holding period is not applicable. Based on the foregoing, we submit that the proposed Distribution does not constitute a “sale” or other “disposition” for “value” for purposes of the Securities Act.

2. As the sale of Mr. Bhatnagar’s Nestbuilder shares back to you is an integral part of the spin-off transaction, please revise throughout the document to disclose this provision of the spin-off agreement. Briefly disclose in the summary section, and in more detail later how the sale of Mr. Bhatnagar’s Nestbuilder shares back to you will affect the other RealBiz shareholders and their interest in NestBuilder. Disclose the number and percentage of shares of Nestbuilder that Mr. Bhatnagar and his affiliates will return and whether this will result in a change of control of the company. In light of the effect of the contemplated sale back to the company, explain why you characterize the spin-off as pro rata.

Additional disclosure concerning the effect of the sale of Mr. Bhatnagar’s Nestbuilder shares back to Nestbuilder on other RealBiz shareholders and their interest in NestBuilder has been added to page 5 in the section captioned “Overview of the Separation,” and page 27 in the section captioned “Contribution and Spin-Off Agreement.”

Please see the Company’s response to comment one above for a discussion of the pro rata nature of the distribution.

3. In order to provide context for the actions that led to the decision to split off Nestbuilder.com, please revise paragraph 2 to briefly discuss the nature of the dispute that arose between Mr. Bhatnagar and Mr. Aliksanyan with regard to the Amended Agreement and Memorandum of Understanding.

Additional details regarding the nature of the dispute that arose between Mr. Bhatnagar and Mr. Aliksanyan with regard to the Amended Agreement and Memorandum of Understanding have been added to paragraph 2 on page 4 in the section captioned “Overview of the Separation,” and throughout the document.

4. Please revise the first paragraph on page 5 and throughout the document to explain the meaning of the qualification “for purposes of Section 2.3 only” regarding the entrance by Messrs. Aliksanyan and Bhatnagar into the October 17, 2107 Contribution and Spin-Off Agreement.

Additional language clarifying the qualification “for purposes of Section 2.3 only” regarding the entrance by Messrs. Aliksanyan and Bhatnagar into the October 17, 2017 Contribution and Spin-Off Agreement has been added to page 5 in the section captioned “Overview of the Separation,” and throughout the document.

Paul Fischer

U.S. Securities and Exchange Commission

February 20, 2018

U.S. Federal Income Tax Consequences, page 6

5. We note your statements throughout the document that you expect the receipt of shares of Nestbuilder common stock in the spin-off to be tax-free for U.S. federal income tax purposes and for the distribution to be treated as a distribution as described in Section 355(a) of the Internal Revenue Code. Please clarify, if true, that you do not intend to receive an expertised opinion with respect to the tax consequences of the proposed transaction. Also disclose whether you considered the sale of Mr. Bhatnagar’s Nestbuilder shares back to you in arriving at the position that the proposed transaction will be treated as a distribution under Section 355(a). In this regard, we note your risk factor disclosure on page 16 that states “if one or more persons acquires a 50% of greater interest (measured by vote or value) in the stock of RealBiz or in [y]our stock as part of a plan or series of related transactions that includes the distribution,” the distribution would fail to qualify as a tax-free transaction under Section 355 of the Code. Please clarify whether the sale of Mr. Bhatnagar’s Nestbuilder shares back to you would amount to a 50% or greater interest (measured by vote or value) in your stock and trigger such tax liabilities.

The Company has limited resources and does not intend to receive an expertised opinion with respect to the tax consequences of the proposed transaction.

According to RealBiz’s Definitive Information Statement on Schedule 14C filed with the Commission on January 29, 2018, Mr. Bhatnagar currently owns 100,000 shares of RealBiz Series C Convertible Preferred Stock, which are convertible into 10,000,000 shares of RealBiz common stock, and 100,000 shares of RealBiz Series A Convertible Preferred Stock, which are convertible into 5,000 shares of RealBiz common stock. On February 12, 2018, there were approximately 357,284,081 shares of RealBiz common stock issued and outstanding. Based on the foregoing, if Mr. Bhatnagar were to convert all of his RealBiz Series A Convertible Preferred Stock and RealBiz Series C Convertible Preferred Stock on or prior to the record date for the distribution, he would receive shares of Nestbuilder common stock equal to approximately 2.8% of the total shares of Nestbuilder common stock distributed to RealBiz stockholders in the distribution. Consequently, if, after the required 60 day waiting period, Nestbuilder were to elect to deliver written notice to Mr. Bhatnagar requesting that he sell his shares of Nestbuilder common stock received in connection with the distribution back to Nestbuilder, such sale would not result in a change of control of Nestbuilder and therefore would not disqualify the spin-off from treatment as a tax-free transaction under Section 355 of the Code.

Risk Factors

We are obligated to indemnify RealBiz against certain damages, costs and expenses, page 15

6. We note that RealBiz issued a press release on December 28, 2017, announcing the settlement of the Monaker lawsuits. Please update this risk factor and other related disclosure for the outcome of the settlement.

Disclosure regarding the settlement of the Monaker lawsuits has been added to page 16 in the section captioned “Risk Factors,” and throughout the document.

Paul Fischer

U.S. Securities and Exchange Commission

February 20, 2018

The holders of Series A Convertible Preferred Stock and Series C Convertible Preferred Stock..., page 20

7. Please disclose why you do not know whether the holders of your Series A and Series C convertible preferred stock of RealBiz would be entitled to receive, upon conversion, the number of shares Nestbuilder common stock to which they would have been entitled if they had converted immediately prior to the distribution. Also disclose the number of Nestbuilder shares of common stock that could be issued if this were the case.

The Company has revised the disclosure on page 21 in response to the Staff’s comment.

Special Note regarding Forward-Looking Statements, page 21

8. Please revise to remove the reference to the Private Securities Litigation Reform Act of 1995, insofar as it is inapplicable to initial public offerings such as yours.

The reference to the Private Securities Litigation Reform Act of 1995 has been deleted.

Business, page 31

9. Please revise under “Growth Strategy” to update your strategy, as far as is possible, to a date more recent than 2016.

The reference to the year 2016 was an error. The Company has corrected the date and added additional language regarding its growth strategy on pages 34-35 in the section captioned “Growth Strategy.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 36

10. We note that your revenues have decreased as a result of declining sales in your legacy virtual tour business. Please quantify the declines seen in your legacy business, disclose why and whether you expect this trend to continue, and explain how this will impact your future financial results. Please refer to Item 303(a)(3)(i) and (ii) of Regulation S-K and Section III.B.3 of Commission Release 33-8350.

Disclosure regarding material trends with respect to the Company’s legacy business has been added to page 40 in the section captioned Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations.

Liquidity and Capital Resources; Anticipated Financing Needs, page 37

11. Please revise to specifically address the company’s anticipated financing needs for the next 12 months.

Disclosure regarding the Company’s anticipated financing needs has been added to pages 41-42 in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources; Anticipated Financing Needs.”

Security Ownership of Beneficial Owners and Management, page 46

12. Please also disclose the anticipated beneficial ownership following both the spin-off and sale of Mr. Bhatnagar’s and his affiliates’ Nestbuilder shares back to the company.

Disclosure concerning the anticipated beneficial ownership following both the spin-off and sale of Mr. Bhatnagar’s and his affiliates’ Nestbuilder shares back to the company has been added to page 52 in the section captioned “Security Ownership of Certain Beneficial Owners and Management.”

Paul Fischer

U.S. Securities and Exchange Commission

February 20, 2018

Abbreivated Financial Statements, page F-1

13. We note that you have provided abbreviated carve-out financial statements. Please revise both the form and content of the financial statements to meet the requirements of Rule 8-02 of Regulation S-X.

The Division of Corporation Finance, Financial Reporting Manual Section 1160 “Recently Organized Registrant,” Topic 1160.1 “Generally,” indicates the following:

In a filing with an effective date before the registrant is capitalized on other than a nominal basis: Registrant financial statements may be omitted unless the registrant will acquire or otherwise succeed to a business for which financial statements are required to be included. If omitted, the prospectus should include a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities. Contingent liabilities and commitments should be described in sufficient detail.

Pursuant to Section 2.1 of the Contribution and Spin-Off Agreement, the obligation of the Company and RealBiz to consummate the distribution is contingent upon the Commission’s declaration of effectiveness of the Company’s Registration Statement on Form 10. Accordingly, the Company believes it is not capitalized on more than a nominal basis and may therefore omit financial statements that meet the requirements of Rule 8-02 of Regulation S-X. The Company believes the abbreviated carve-out financial statements provide the additional support and sufficient detail per the guidance above.

Report of Independent Registered Public Accounting Firm, page F-2

14. The second paragraph of the audit report from your independent registered public accounting firm states that their audits were conducted ``in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).´´ Audits of issuers are required to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), which covers more than solely ``auditing´´ standards. Please confirm to us that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, if so, please obtain a revised audit report to comply with this comment. In addition, please ask your auditors and tell us why their audit report also states that their audits were conducted ``in accordance with auditing standards generally accepted in the United States of America.´´

The audit of the Company’s financial statements was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The inclusion of the language, “[i]n accordance with auditing standards generally accepted in the United States of America,” was an oversight and has been deleted. Accordingly, the Company is filing a revised audit report with Amendment No. 1 in response to the Staff’s comment.

Paul Fischer

U.S. Securities and Exchange Commission

February 20, 2018

Note 1: Organization and Nature of Business

Cost Allocations, page F-7

15. We note RealBiz Media Group, Inc. has charged Nestbuilder for various corporate costs incurred in the operation of the business based on the specific identification of the expense. Please refer to the guidance in SAB Topic 1:B and revise the historic income statement so that it reflects all costs of doing business, and advise us. In this regard, you should fully disclose your allocations of common expenses to Nestbuilder, the allocation methodologies utilized, and provide management’s assertion that the methods used are reasonable. If you do not calculate your income tax provision on a separate return basis, a pro forma income statement for the most recent year and interim period reflecting a tax provision calculated on the separate return basis should be provided.

The Company has revised the disclosure on page F-7 in response to the Staff’s comment.

Note 8. Related Party Transactions, page F-18

16. Please tell us if any shareholders other than Mr. Bhatnagar are employees and if so, explain to us your consideration of whether the distribution should be accounted for as compensation.

According to RealBiz’s Definitive Information Statement on Schedule 14C filed with the Commission on January 29, 2018, aside from Mr. Bhatnagar, no other officers own shares of common stock of RealBiz. The Company is not aware of any other employees of RealBiz that own shares of RealBiz common stock. Therefore, the distribution should not be accounted for as compensation because no other employees of RealBiz are expected to receive shares of Nestbuilder common stock in the Distribution.

Exhibits

17. Please file as exhibits the December 12, 2016 agreement and January 2, 2017 amended and restated agreement between RealBiz, Anshu Bhatnagar and Alex Aliksanyan.

The Company is filing the December 12, 2016 agreement and January 2, 2017 amended and restated agreement as Exhibit 2.2 and 2.3, respectively, to Amendment No. 1 in response to the Staff’s comment.

Thank you for your time and attention to this matter. Please do not hesitate to contact me at 801-440-4787 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely, /s/ Edward H. Weaver, Esq. Edward H. Weaver, Esq.

Enclosures